UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	October 2005

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, Colorado 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report dated October 4, 2005

DESCRIPTION:

Queenstake Resources Ltd. Announced its Redevelopment Plan to Revitalize its Jerritt Canyon Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date October 6, 2005	By	“Dorian (Dusty) Nicol”
(Signature)

Dorian (Dusty) Nicol, President & CEO

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.             Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.             Date of Material Change

September 26, 2005

3.             News Release

The date and place(s) of issuance of the news release are as follows:

September 26, 2005 in Denver, Colorado

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.             Summary of Material Change(s)

Queenstake Resources Ltd. announced its redevelopment plan to revitalize its Jerritt Canyon operations.  Under the new plan, Queenstake expects to be generating positive cash flow – after capital expenditures, exploration and corporate expenses – in early 2006, assuming a gold price of at least $425 per ounce.

5.             Full Description of Material Change

Queenstake Resources Ltd. (“Queenstake” or “the Company”) announced its redevelopment plan to revitalize its Jerritt Canyon operations.  Under the new plan, Queenstake expects to be generating positive cash flow – after capital expenditures, exploration and corporate expenses – in early 2006, assuming a gold price of at least $425 per ounce.

For the full year 2005, production from Jerritt Canyon is now estimated to be 200,000 to 220,000 ounces of gold at cash operating costs of $380 to $390 per ounce.  Cash operating costs during the third and fourth quarters of 2005 are estimated at $395 to $405 per ounce and $370 to $380 per ounce, respectively.  Cost savings resulting from the redevelopment plan will be seen progressively through the second half of the year as operating improvements under the plan are implemented.

Implementation of the redevelopment plan began in mid-August, 2005.  Therefore, third quarter costs still reflect about 6 weeks of operation under the old plan together with, during July, the continued impact on production and costs from flooding in the Smith mine that was announced in an August 11, 2005 news release.  Operating costs during the fourth quarter are expected to show continuing improvement over the third quarter, positioning Jerritt Canyon to fully realize the benefits of the redevelopment plan during 2006.

As announced in August, under the redevelopment plan, the Jerritt Canyon processing mill has been scaled back from operation of two roasters to operation of a single roaster at a time.  This has reduced mill throughput to 2,500 to 2,700 tons per day, a decrease of about 25% from the first half of 2005.  Significantly, however, the average grade of ore being processed under the redevelopment plan has increased to about 0.25 ounce of gold per ton (opt), representing an approximately 20% increase in average grade from that experienced during the first half of 2005.

For 2006, Queenstake expects production comparable to 2005’s estimated production, with cash operating costs in the range of $330 to $350 per ounce.  The lower cash operating costs per ounce during 2006 are expected to result from an anticipated increase in average ore grade together with a greater proportion of higher grade ore tons mined and milled compared to 2005.  In addition, 2006 is expected to represent a full year of the cost saving initiatives from the redevelopment plan.  More definitive production estimates for 2006 are pending completion of the 2006 budget and will be announced in early 2006.

Management of Queenstake considers that the redevelopment plan represents a major shift in how the Company operates Jerritt Canyon.  Queenstake is no longer trying to match underground mine production to keep up with the capacity of a mill that was designed to be fed by multiple open-pit mines.  Rather, the redevelopment plan matches mill throughput to what is considered a realistic and optimal underground mine production rate.  This should allow the Company to mine and process higher grade ore together with lowering costs from reduced energy consumption and other savings.

Highlights of the redevelopment plan include:

•      Annualized net savings from 2006 onward estimated at between $10 million and $12 million.  These will result principally from reductions in energy consumption, surface labor costs, commodity consumption and maintenance costs, as well as from the planned shutdown of the higher-cost Murray mine expected in April 2006.

•      The 2006 exploration budget is estimated at a minimum of $4 million, pending completion of the 2006 budget.  Exploration next year will focus on Starvation Canyon and other high quality targets as well as continuing near-mine exploration.

•      Capital expenditures are expected to be between $18 million and $20 million in 2005, decreasing to between $14 million and $16 million in 2006, subject to completion of the 2006 budget.

Second Half of 2005 and Preliminary 2006 Outlook

Indications during the first six weeks of operation under the new redevelopment plan are positive.  For example, mill processed grade has been steadily improving from 0.176 opt in July to surpass the 0.250 opt target in recent weeks and is expected to average 0.257 opt in September.  The effects of the redevelopment plan on decreasing costs are expected to be more gradual and will be seen progressively through the fourth quarter and into next year.

Table 1: 2005 Estimated Highlights

	Six months ended
	June 30, 2005	December 31, 2005E	FY 2005E
Ore tons mined (000)	515	385-435	900-950
Ore tons processed (000)	628	420-470	1,050-1,100
Grade processed (opt)	0.209	0.24-0.25	~0.22
Process recovery rate	86.6%	~87%	~87%

Gold production (000 ounces)	108	92-112	200-220
Total cash operating costs ($ per ounce)	$373	$385-$390	$380-$390
Capital expenditures (millions)	$8	$10-$12	$18-$20

(E denotes Estimated.)

The shortfall in underground mine development that has had a negative impact on mine production is being addressed by using a contract miner on development headings as well as by allocating a greater proportion of internal resources to development.  The arrival on site of underground equipment delivered during the third quarter has had a positive impact on both underground development and production drifting.

The average grade of ore processed in 2006 is projected in the range of 0.25 to 0.26 opt.  The expected improvement in ore grade compared to the first half of 2005 is due to the new mine plan, which targets the higher grade portions of individual ore shapes.  Mined grades during 2006 are also expected to be augmented by the higher grades expected from the new Mahala and Steer mines.

Commercial production from the Mahala deposit began in mid-August 2005, following commissioning of the ventilation and escape-way raise.  Mahala is mined through the Smith mine portal.  The underground connection between the SSX and Steer mines is expected to be completed within days.  This connection will allow commercial production to begin from the Steer mine by providing a secondary escape-way.  The connection will also allow better operational efficiency of labor, equipment, and maintenance in a combined SSX-Steer mining complex.  Production from the SSX-Steer complex is expected to ramp up from 1,140 tons per day in the third quarter of 2005 to a steady rate of 1,950 tons per day in the first quarter of 2006.

Redevelopment Plan

The redevelopment plan represents a re-engineering of the Jerritt Canyon operations.  A significant portion of the ore bodies were re-modeled using smaller blocks and more detailed geologic information.  The new mine plan focuses on producing lower tonnage at higher grades and enhancing underground development.  Two consultants, John Ellis, a Board member and former CEO of a previous operator of Jerritt Canyon, and Gil Leathley, a well-respected underground mine consultant and former head of operations for Homestake, provided oversight during development of the new plan and continue to serve as advisers to mine management.

Operating costs reductions totalling $10 million to $12 million per year, compared to 2005 actual and estimated costs, are expected as a result of the new plan.  Principal components of anticipated cost savings include:

•      About $1 million per year from reduced energy consumption, derived principally by turning the mill down to a single roaster and by batch crushing ore during off-peak hours;

•      About $3.5 million per year in lower costs from labor and associated benefits due to the elimination of positions and the re-assignment of some workers from mill to underground facilities;

•      Between $3 million and $4 million from lower commodity consumption (e.g., fly ash, cement, ventilation pipe and other materials) as well as from improved operating efficiency; and

•      Between $2 million and $3 million from maintenance savings, including re-assignment of equipment from the planned closure of the Murray mine in April, 2006.

In addition to anticipated cost savings at the operation, Queenstake has made substantial reductions in its ongoing corporate overhead costs.  This was accomplished by reducing staff at the corporate office and by implementing other cost saving initiatives.

Capital Expenditures

A major benefit of the redevelopment plan will be reduction of annual capital expenditures.  Mangement has noted that capital investment in Jerritt Canyon was minimal for several years before the Company acquired the property in June 2003, due to the prior owners’ plans to shut down the operation.  Queenstake invested $30.6 million in capital during the first 18 months of its ownership and will have invested an additional $18 million to $20 million during 2005.  Under the redevelopment plan, the Company expects a substantial decline in capital investment requirements.  During 2006, Queenstake expects capital requirements to be $14 million to $16 million (including capitalized development mining), representing about a 20% decrease compared to 2005.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.             Omitted Information

Not Applicable

8.             Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Chief Executive Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, Colorado 80202
PHONE:  (303) 297-1557 (ext. 106)

9.             Date of Report

October 4, 2005